UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Linda L. Sturino
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 20, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------              ------------------------------

CUSIP NO. 479254 10 4                                 PAGE 2 OF 12 PAGES
------------------------------------              ------------------------------


---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Samuel C. Johnson

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)  [x]
    2      (See Instructions)                                          (B)  [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      2,477,323 shares (1)(2)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,135,330 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       2,477,323 shares (1)(2)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,135,330 shares (2)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,612,652 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |X|
           CERTAIN SHARES (See Instructions) See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.6% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

         (1) Includes options to 12,695 acquire shares of Class A Common Stock that are exercisable within 60 days.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 31, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004, and 12,695 options held by Mr. Johnson to purchase shares of Class A Common Stock that are exerciseable within 60 days.

                                  SCHEDULE 13D

------------------------------------              ------------------------------

CUSIP NO. 479254 10 4                                 PAGE 3 OF 12 PAGES
------------------------------------              ------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Helen P. Johnson-Leipold

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  [x]
    2      (See Instructions)                                           (B)  [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      808,155 shares (1)(2)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,329,308 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       808,155 shares (1)(2)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,329,308 shares (2)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,137,463 shares (1)(2)

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |X|
           CERTAIN SHARES (See Instructions) See Item 5

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.9% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

         (1) Includes options to acquire 655,000 shares of Class A Common Stock that are exercisable within 60 days and the 3,643 shares of Class A Common Stock held in the reporting person's 401(k) plan as of November 1, 2003.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 31, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004, and 655,000 options held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock that are exerciseable within 60 days.

                                  SCHEDULE 13D

------------------------------------              ------------------------------

CUSIP NO. 479254 10 4                                 PAGE 4 OF 12 PAGES
------------------------------------              ------------------------------

         THIS SCHEDULE 13D is filed jointly by Samuel C. Johnson ("Mr. Johnson") and Helen P. Johnson-Leipold ("Ms. Johnson-Leipold"). In this Schedule 13D, Mr. Johnson and Ms. Johnson-Leipold are sometimes individually referred to as a "Reporting Person" and collectively referred to herein as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by the other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this
Schedule 13D is attached hereto as Exhibit 99.1. This joint filing shall also serve to amend Mr. Johnson's Schedule 13D most recently amended by Amendment No. 11 filed with the Securities and Exchange Commission (the "SEC") on July 10, 2003 and Ms. Johnson-Leipold's Schedule 13D most recently amended by Amendment No. 2 filed with the SEC on July 8, 2003.

ITEM 1.           SECURITY AND ISSUER.

         Class A Common Stock, par value $.05 per share
         Johnson Outdoors Inc. (the "Company")
         555 Main Street
         Racine, Wisconsin 53403

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (b)         Mr. Johnson
                           555 Main Street
                           Racine, Wisconsin  53403

                           Ms. Johnson-Leipold
                           555 Main Street
                           Racine, Wisconsin  53403

         (c)               Mr. Johnson - Retired

                           Ms. Johnson-Leipold - Chairman and Chief Executive
                             Officer of the Company.
                           Johnson Outdoors Inc.
                           555 Main Street
                           Racine, Wisconsin  53403

                           Manufacturer and marketer of recreational products.

         (d) - (e)         During the last five years, neither of the Reporting
Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  The Reporting Persons are both citizens of the United States.

                                  SCHEDULE 13D

------------------------------------              ------------------------------

CUSIP NO. 479254 10 4                                 PAGE 5 OF 12 PAGES
------------------------------------              ------------------------------

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in the Letter attached hereto as Exhibit 99.3, the Reporting Persons currently contemplate financing the potential transaction described in Item 4 below through a combination of loan proceeds from a bank or other lending institution and available cash in the Company. The Reporting Persons have received preliminary indications of interest from nationally recognized lending institutions with respect to the financing for the proposed transaction.

         For information concerning the sources and amounts of funds or other consideration used by the Reporting Persons to acquire their existing shares of the Company's Class A Common Stock or Class B Common Stock see Amendment No. 11 to Schedule 13D filed with the SEC by Mr. Johnson on July 10, 2003, and also Amendment No. 2 to Schedule 13D filed with the SEC by Ms. Johnson-Leipold on July 10, 2003.

ITEM 4.           PURPOSE OF TRANSACTION.

         On February 20, 2004, the Reporting Persons delivered a letter to the Board of Directors of the Company (the "Letter") presenting a proposal whereby an entity to-be-created by the Reporting Persons ("Acquisition Co.") would acquire all of the outstanding shares of Class A Common Stock and Class B Common Stock of the Company not already owned by the Reporting Persons, members of their family, or entities controlled by the Reporting Persons or members of their families (the "Shares"). The Letter is attached as Exhibit 99.3 hereto.

         In the Letter, the Reporting Persons propose that, if an agreement is reached with respect to a potential transaction, the transaction would be structured as a merger under the laws of the State of Wisconsin whereby Acquisition Co. (or an affiliate thereof) would be merged with and into the Company, and holders of the Shares would receive cash for such shares. Upon the consummation of any such merger, the Letter contemplates that the Shares would be converted into the right to receive $18.00 per share in cash. In the event of the consummation of the transaction described above, the Company's Class A Common Stock would be delisted from The NASDAQ Stock Market, Inc. and its registration would be terminated pursuant to Section 12(g)(4) of the Act.

         The Letter is merely a statement of current intention and does not constitute a firm or binding offer. The Reporting Persons are prepared to leave the proposal open until March 22, 2004, but the Letter reserves the Reporting Persons' rights to amend or withdraw the proposal and to terminate further discussions at any time prior to the Reporting Persons' execution of definitive agreements.

         The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter attached as Exhibit 99.3 hereto.

         In addition to the above-described proposed structure to effect a transaction, the Reporting Persons may consider various alternatives to accomplish the completion of the acquisition of the Shares, including, but not limited to, by means of a tender offer, recapitalization, amendments to the charter, or other actions permitted under applicable law.

         The Reporting Persons may consider various alternative courses of action, in addition to or as alternatives to the proposed transaction described above, with respect to the operations, control or ownership of the Company, including, without limitation, taking such action as is necessary to delist the Company from all national securities exchanges and terminate the obligation to file periodic statements in accordance with the Act. The Reporting Persons

                                  SCHEDULE 13D

------------------------------------              ------------------------------

CUSIP NO. 479254 10 4                                 PAGE 6 OF 12 PAGES
------------------------------------              ------------------------------

reserve the right to acquire additional shares of capital stock of the Company or to dispose of all or some of their shares of the Company common stock through privately negotiated and/or open market transactions or to pursue other types of strategic transactions involving the Company.

         IMPORTANT INFORMATION: NO SHAREHOLDER APPROVAL OF ANY MERGER INVOLVING THE COMPANY IS BEING SOUGHT. SHOULD THE COMPANY DECIDE TO ENTER INTO A MERGER AGREEMENT, EACH SHAREHOLDER OF THE COMPANY SHOULD READ THE PROXY STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. ONCE A FILING IS MADE WITH RESPECT TO A PROPOSED TRANSACTION, SHAREHOLDERS OF THE COMPANY CAN OBTAIN THE PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV OR FROM THE COMPANY UPON REQUEST.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below:

---------------------------- --------------------- ---------------------- ------------------------- -----------------------
     Reporting Person          Sole Voting and       Shared Voting and      Aggregate Beneficial        Percentage of
                              Dispositive Power      Dispositive Power           Ownership            Outstanding Shares
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
Mr. Johnson                  2,477,323 (1)(2)      1,135,330 (1)(5)       3,612,652 (1)(2)(5)(7)    41.6% (1)(2)(4)(5)(7)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
Ms. Johnson-Leipold          808,155 (1)(3)        1,329,308 (1)(5)       2,137,463 (1)(3)(5)(6)    22.9% (1)(3)(4)(5)(6)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------

(1)  Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of
Class A Common Stock.
(2)  Includes options to acquire 12,695 shares of Class A Common Stock that are exercisable within 60 days.
(3)  Includes options to acquire 655,000 shares of Class A Common Stock, which options are exercisable within 60 days, and 3,643 shares of Class A Common Stock held in Ms. Johnson-Leipold's 401(k) plan as of November 1, 2003.
(4)  Based on 7,446,528 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of
Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 31, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended January 2, 2004 filed with the Securities and Exchange Commission on February 17, 2004, and 655,000 and 12,695 options to purchase shares of Class A Common Stock held by Ms. Johnson-Leipold and Mr.
Johnson, respectively, that are exerciseable within 60 days.
(5)  Mr. Johnson and Ms. Johnson-Leipold share voting and dispositive power over these shares with Imogene P. Johnson, S. Curtis
Johnson, H. Fisk Johnson*, JWA Consolidated, Inc. and Johnson Trust Company. Certain information with respect to such persons is set forth below:


                                  SCHEDULE 13D

------------------------------------              ------------------------------

CUSIP NO. 479254 10 4                                 PAGE 7 OF 12 PAGES
------------------------------------              ------------------------------

------------------------------------------ ------------------------------------ --------------------------------------
Name and Business Address                  Principal Occupation and Employment  Name, Address and Principal Business
------------------------------------------ ------------------------------------ --------------------------------------
Imogene P. Johnson                                        None                                  None
555 Main Street
Racine, WI  53403

Citizenship:  United States

------------------------------------------ ------------------------------------ --------------------------------------
S. Curtis Johnson                                  Chairman-Worldwide                     Johnson Diversey
555 Main Street                                       Professional                        1326 Willow Road
Racine, WI  53403                                                                       Sturtevant, WI 53177

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------
H. Fisk Johnson*                                        Chairman                         S.C. Johnson & Son
555 Main Street                                   Chairman of the Board                   1525 Howe Street
Racine, WI  53403                                                                       Racine, WI 53403-2236

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------
JWA Consolidated, Inc.                               Not Applicable                Holding company for purposes of
555 Main Street                                                                      owning stock of the Company
Racine, WI  53403

State of Organization:  Delaware

------------------------------------------ ------------------------------------ --------------------------------------
Johnson Trust Company                                Not Applicable                    Bank and Trust Company
555 Main Street
Racine, WI  53403

State of Organization:  Wisconsin

------------------------------------------ ------------------------------------ --------------------------------------

*Solely with respect to Ms. Johnson-Leipold.
(6)  Excludes 808,155 shares beneficially owned solely by Ms. Johnson-Leipold as to which Mr. Johnson disclaims beneficial ownership.
(7)  Excludes 2,477,323 shares beneficially owned solely by Mr. Johnson as to which Ms. Johnson-Leipold disclaims beneficial ownership.


         During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c)-(e).  Not Applicable.

                                  SCHEDULE 13D

------------------------------------              ------------------------------

CUSIP NO. 479254 10 4                                 PAGE 8 OF 12 PAGES
------------------------------------              ------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 to this Schedule 13D.

         The Johnson Outdoors Inc. Class B Common Stock Voting Trust (incorporated by reference to Amendment No. 4 to Schedule 13D filed with the SEC by Mr. Johnson on August 18, 1997, and also to the original Schedule 13D filed with the SEC by Ms. Johnson-Leipold on January 10, 1994).

         Option Agreement, dated as of July 8, 2003 (incorporated by reference to Amendment No. 11 to Schedule 13D filed with the SEC by Mr. Johnson on July 10, 2003, and also to Amendment No. 2 to Schedule 13D filed with the SEC by Ms. Johnson-Leipold on July 10, 2003).

         Promissory Note, dated as of July 8, 2003 (incorporated by reference to Amendment No. 11 to Schedule 13D filed with the SEC by Mr. Johnson on July 10, 2003, and also to Amendment No. 2 to Schedule 13D filed with the SEC by Ms. Johnson-Leipold on July 10, 2003).

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit No.                Title
         -----------                -----

         99.1.                      Joint Filing Agreement.

         99.2.                      Power of Attorney.

         99.3. Letter to the Board of Directors of the Company, dated as of February 20, 2004, delivered by the Reporting Persons.

         Documents Incorporated by Reference
         -----------------------------------

         The Johnson Outdoors Inc. Class B Common Stock Voting Trust (incorporated by reference to Amendment No. 4 to Schedule 13D filed with the SEC by Mr. Johnson on August 18, 1997, and also to the original Schedule 13D filed with the SEC by Ms. Johnson-Leipold on January 10, 1994).

         Option Agreement, dated as of July 8, 2003 (incorporated by reference to Amendment No. 11 to Schedule 13D filed with the SEC by Mr. Johnson on July 10, 2003, and also to Amendment No. 2 to Schedule 13D filed with the SEC by Ms. Johnson-Leipold on July 10, 2003).

         Promissory Note, dated as of July 8, 2003 (incorporated by reference to Amendment No. 11 to Schedule 13D filed with the SEC by Mr. Johnson on July 10, 2003, and also to Amendment No. 2 to Schedule 13D filed with the SEC by Ms. Johnson-Leipold on July 10, 2003).

                                  SCHEDULE 13D

------------------------------------              ------------------------------

CUSIP NO. 479254 10 4                                 PAGE 9 OF 12 PAGES
------------------------------------              ------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:      February 20, 2004                /s/ Samuel C. Johnson
        ---------------------------          -----------------------------------
                                                 Samuel C. Johnson



Dated:      February 20, 2004                /s/ Helen P. Johnson-Leipold
        ---------------------------          -----------------------------------
                                                 Helen P. Johnson-Leipold